1021 Main (One City Centre) Suite 2626 Houston, Texas 77002 Tel 713-351.3000 Fax 713.351.3300 www.energyxxi.com

June 24, 2013

Ethan Horowitz

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI (Bermuda) Limited
Form 10-K for Fiscal Year Ended June 30, 2012
Filed August 9, 2012
File No. 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI (Bermuda) Limited (the “Company”, “we,” “us” or “our”), to our understanding of the questions posed to us during telephonic discussions with Messrs. Ethan Horowitiz, Brad Skinner and Mark Shannon from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 11, 2013, with respect to Form 10-K for Fiscal Year Ended June 30, 2012, File No. 001-33628, filed with the Commission on August 9, 2012 (the “June 30 2012 10-K”).

For your convenience, we have summarized our understanding of the questions asked by the Staff in bold, italicized text. All references to page numbers and captions correspond to the June 30 2012 10-K unless otherwise specified. Additionally, unless otherwise specified, the term “tax” refers to U.S. federal income taxation of the item in question under the Internal Revenue Code of 1986, as amended, as in effect at the time of each event or occurrence, and “book” means the treatment of the item under Generally Accepted Accounting Principles (“GAAP” or “literature”) in the United States, also in effect at the time of each event or occurrence. Further, “ASC” refers to the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification similarly in effect.

1.	In your response letter dated May 29, 2013, you addressed the recognition, measurement, and derecognition of a deferred tax asset related to a capital loss carryforward. What impact would your derecognition have had on your financial statements if you had not previously recorded valuation allowances?

As discussed in our prior responses, on the reporting date for the Fiscal Year ended June 30, 2009, the Company concluded that it had incurred capital losses in the amount of $34.98 million (pre-tax) related to certain bonds contributed into the U.S. tax group, and that it was more likely than not that it would sustain that position in a dispute with the Internal Revenue Service (“IRS”) if it were to take the dispute to the court of last resort. This conclusion was principally based upon a memorandum received from the independent registered accounting firm that prepares and signs the Company’s tax return, and assists with other tax planning and compliance matters (the “Accounting Firm”). Because the Company had no capital gain income in its tax year ended June 30, 2009, or prior tax years, it concluded that it was entitled to a capital loss carryforward, which it treated as a deferred tax asset for GAAP reporting purposes. On the reporting date for the Fiscal Year ended June 30, 2009, the Company determined, based on all information available at that time, that the largest amount of tax benefit that was greater than 50 percent likely of being realized upon settlement with the IRS was $12.24 million ($34,978,375 x 35%). Accordingly, the Company recorded a deferred tax asset in that amount. In the June 30, 2011 reporting period, in accordance with quarterly and annual accounting practices, the Company revisited the makeup and validity of the individual elements of its deferred tax assets and liabilities and determined that, on a more-likely-than-not basis, its position regarding the capital loss carryforward would not be sustained if challenged by the IRS, and derecognized the deferred tax asset. As discussed in our previous responses, a previously established valuation allowance was correspondingly reduced.

1021 Main (One City Centre) Suite 2626 Houston, Texas 77002 Tel 713-351.3000 Fax 713.351.3300 www.energyxxi.com

Securities and Exchange Commission

June 24, 2013

Absent the existence of a valuation allowance, the derecognition of the deferred tax asset described above would have caused the income tax benefit recorded in the period of $22.34 million to be increased by $12.24 million to a total of $34.58 million. However, we do not believe it is appropriate to evaluate the results and output of the tax provision process without considering the Company’s assessment of the need for or adjustments to the valuation allowance. The Company employs a tax provision process each quarter that includes a number of activities, all of which collectively result in an output that determines the appropriate tax provision to be recorded in the financial statements for the period (quarterly or annual). This includes the Company’s assessment of the need for or a change in the valuation allowance for all of the Company’s deferred tax assets that are necessarily updated each period as part of the tax provision process. The output of the tax provision process also includes the information to be included in the income tax footnote to the quarterly or annual financial statements. The Company determined during the tax provision process in fiscal year 2011 that a deferred tax asset should not have been recorded for the capital loss carryforward. This determination was based upon a combination of: (i) testing the validity of deferred tax asset and liability balances against those reported in tax filings, and (ii) discussions with the Accounting Firm as to their revised position on the validity of the capital loss and updated advice to the Company. As such, the deferred tax asset as well as a like amount of the valuation allowance were reversed during the year resulting in no financial statement impact.

In reviewing whether the original recording of the deferred tax asset was an error and the subsequent reversal of the deferred tax asset was an error correction, we considered FASB ASC 250, Accounting Changes and Error Corrections (“ASC 250”). ASC 250-10-20 defines an accounting error as “an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error.” At the time the financial statements were prepared in 2009, although we were relying on our outside tax advisor as to the application of the tax rules with respect to recognizing a deferred tax asset related to a capital loss carryforward, we recognize that failure to consider certain interpretations of the tax rules was an oversight that caused an immaterial error in our financial statement footnotes. In assessing whether this change is material in regard to the disclosures in the prior period financial statements, the applicable accounting literature is included in ASC 250. As outlined in ASC 250, a comprehensive assessment of what is material for purposes of determining whether a restatement of prior period financial statements is required includes both a quantitative and qualitative assessment. Since there was no quantitative impact on the income statement or the balance sheet, the quantitative portion of ASC 250 is not applicable, and the Company also concluded that this error was not material based on the qualitative aspects of ASC 250. Finally, the Company has assessed whether any of the above described changes in the income tax footnotes are material based upon the guidance referenced in FASB Concepts Statement 2 and determined that such changes would not be material to the footnotes. Based on the analysis described above, the Company concluded that a footnote change to any prior period financial statements was not required.

1021 Main (One City Centre) Suite 2626 Houston, Texas 77002 Tel 713-351.3000 Fax 713.351.3300 www.energyxxi.com

Securities and Exchange Commission

June 24, 2013

2.	In your response letter dated May 29, 2013, you addressed the reversal of a deferred tax liability for a book-tax difference related to the capitalization of certain insurance expenses for book purposes in the year ended June 30, 2012. What impact would your reversal have had on your financial statements if you had not previously recorded valuation allowances? Were you able to identify the asset(s) for which this deferred tax liability was recorded?

For our FYE June 30, 2007, $13.65 million of term insurance cost relating to the Company’s offshore drilling platforms was incurred. For GAAP purposes, this amount was capitalized and added to the carrying value of the Company’s oil and gas property in accordance with the “full cost” method of accounting. For tax purposes, there is no corresponding provision requiring capitalization; accordingly, such amount was deducted for tax purposes during the tax year ended June 30, 2007.

From an accounting for income tax perspective, the favorable difference in the reporting of the insurance cost during the year ended June 30, 2007 constituted a currently deductible temporary difference under FASB ASC 740 – Accounting for Income Taxes, and was identified by the Company as part of its full-cost pool reconciliation performed in conjunction with the filing of the June 30, 2007 tax return which was filed in March 2008 (an element of the ongoing tax provision process). This treatment resulted in an increase in the net operating loss generated for tax purposes during the next financial reporting year, and a corresponding non-current deferred tax asset of $4.78 million was recognized in FY 2008 for the tax-affected benefit associated with the additional tax net operating loss (“NOL”) generated. Further, a corresponding non-current deferred tax liability of $4.78 million was simultaneously recorded with respect to the favorable temporary difference and which represented the tax-affected deferred liability related to the $13.65 million excess of the financial reporting basis in the Company’s oil and gas properties over the associated tax bases therein (i.e., due to the capitalization of such amounts only for financial reporting purposes). Accordingly, in the year ended June 30, 2008 (the year in which these adjustments were recorded), there should have been no effect on earnings since these transactions constitute temporary differences under ASC 740. We note that there was no valuation allowance recorded for that or prior years.

Subsequent to the Company recording the non-current deferred tax liability of $4.78 million, as part of its return-to-provision reconciliation process with respect to the favorable temporary difference and which represented the tax-affected deferred liability related to the $13.65 million excess of the book carrying value in the Company’s oil and gas properties over the associated tax bases therein, the Company has determined that the taxable temporary difference should have been established and maintained as part of the overall book-tax difference associated with the Company’s oil and gas properties (also a temporary difference pursuant to ASC 740). However, this item was initially established as a separate item within the Company’s inventory of deferred tax balances as capitalized insurance, based upon the associated Schedule M-3 reporting designation from the Company’s tax return for the tax year ended June 30, 2007. No separate tracking of the reversal of this difference occurred between the date that it was established and June 30, 2012, nor were similar book-tax differences subsequently recorded as separate deferred tax liability line items, because such amounts were appropriately grouped and tracked as an element of the overall deferred tax liability related to the excess of the Company’s carrying value of its full cost pool of properties and their respective tax bases.

The deferred tax liability for capitalized insurance was not appropriately matched to the underlying financial reporting asset and was left unadjusted. Accordingly, in the June 30, 2012 year of the reversal of this deferred tax liability, absent the existence of a valuation allowance being released in the manner disclosed in the June 30 2012 10-K, a decrease in book income tax expense of $4.78 million would have resulted from such an adjustment.

1021 Main (One City Centre) Suite 2626 Houston, Texas 77002 Tel 713-351.3000 Fax 713.351.3300 www.energyxxi.com

Securities and Exchange Commission

June 24, 2013

We have also analyzed whether the reversal of this deferred tax liability in the 2012 financial statements was an error correction under ASC 250. We acknowledge that while the failure to establish and maintain a taxable temporary difference as part of the overall book-versus-tax difference associated with the Company’s oil and gas properties could be considered an error (due to oversight or misuse of facts), we do not believe that it would be considered a material error, nor would it require a footnote change to any prior period financial statements under ASC 250. Since there was no quantitative impact on the income statement or the balance sheet, the quantitative portion of ASC 250 is not applicable. The Company also concluded that this error was not material based on the qualitative aspects of ASC 250. Finally, the Company has assessed whether any of the above described changes in the income tax footnotes are material based upon the guidance referenced in FASB Concepts Statement 2 and determined that such changes would not be material to the footnotes. Based on the analysis described above, the Company concluded that a footnote change to any prior period financial statements was not required.

3.	In your response letter dated May 29, 2013, your response to comment 1 addressed the treatment of intangible drilling costs for your state of Louisiana income tax return and its impact on the preparation of your GAAP-basis financial statements.

A.	What impact would this adjustment have had on your financial statements if you had not previously recorded a valuation allowances?

Intangible drilling cost (or IDC) expensing vs. capitalization does not result in a permanent difference for the Company in the instant facts that impacts earnings. This is because IRC Section 263(c), a long-time taxpayer incentive provided by Congress to encourage risky domestic oil and gas exploration and development activity, merely accelerates the offset of these costs (dollar-for-dollar) in the year paid or incurred, as opposed to requiring their recovery against taxable income through DD&A. As such, the presence or absence of a valuation allowance does not affect the tax analysis of IDC expensing vs. capitalization, nor would there be an impact to the financial statements when recorded if no valuation allowance were present.

B.	Please provide an analysis of the return-to-provision adjustments made to your 2011 and 2012 financial statements, including the assumptions made for such calculations.

For the year ended June 30, 2010, the Company deducted $23.7 million (pre-tax) more IDC expense in the tax return than it had included in the provision for income taxes.  During its June 30, 2010 tax year, the Company engaged in certain bond transactions causing it to recognize cancellation of indebtedness (“COD”) income for tax purposes.  At the time, the Company was eligible for a deferral of this taxable income by making an election under IRC Section 108(i).  When the income tax provision was prepared for the year ended June 30, 2010, the Company anticipated making this election to defer the income.  This election is made by attaching a statement to a timely filed income tax return (including extensions of time to file such return) for the year of the COD recognition. See IRC section 108(i)(5)(B). However, in preparing the Company’s June 30, 2010 tax return, the Company determined that it had sufficient tax deductions with IDC fully expensed for tax purposes to offset the COD income, without a negative effect on the Company’s alternative minimum tax (“AMT”) position for the year.  Based on the Company’s long term forecast, the Company determined it was preferable not to defer the COD income, which caused IDC to be expensed for tax purposes in excess of the original estimate made during the tax provision work for the year ended June 30, 2010.

For the year ended June 30, 2011, the Company deducted $5.8 million (pre-tax) more in IDC expense in the tax return than estimated in the provision for income taxes process for that year.  At the time the tax provision was prepared for the Form 10-K filing for that year, the Company position was not to create a significant NOL for the year, because of concern of that such a step would result in the Company incurring a cash tax liability for the year from AMT application.  However, by the time the tax return was prepared and filed in March 2012, the Company determined that in spite of volatile external market conditions (oil prices, stock prices, and public market share activity), there was no immediate concern regarding the negative consequences of an AMT cash payment due to excessive IDC expensing in the year.  At the time of the filing of the tax return for fiscal year 2011 in the spring of 2012, the Company’s multi-year forecasts were indicating the Company would be in a cash tax paying position within the next 2-3 years.  Consequently, the Company determined it was preferable to currently deduct all the IDC and create additional NOL which would be immediately available in the next 2-3 years to offset cash income taxes instead of capitalizing IDC, which would be amortized over a 5 year period.

1021 Main (One City Centre) Suite 2626 Houston, Texas 77002 Tel 713-351.3000 Fax 713.351.3300 www.energyxxi.com

Securities and Exchange Commission

June 24, 2013

We have also analyzed whether the differences between the amount of IDC capitalization estimated for purposes of the tax provision and the amount actual capitalized when returns were filed constitutes and error under ASC 250. We do not believe differences in these amounts derive from oversight or misuse of facts for the reasons articulated in response “3.C.” immediately below.

C.	Provide additional details on your analysis for determining whether to expense or capitalize your intangible drilling costs and explain any significant differences between what’s reported in your financial statements against what’s reported in your tax returns.

The annual determination regarding whether to capitalize or expense IDC is complex and can involve the interplay of many factors. Frequently, the decision may incorporate factual information that is not available when estimates are made for financial statement purposes, but that is available later when the tax return is required to be filed. This is in part due to the differing analyses required in evaluating the differences in full-cost GAAP accounting vs. tax accounting; the latter of which often involves detailed review of property records down to the well or field level which cannot reasonably be completed by our fiscal year end. Additional factors that are considered and which influence the analysis include long term cash tax forecasts, changes in the capital program and related expected oil and gas production, changes in forecasted oil and gas prices, existing and potential IRC Section 382 ownership changes, the Company’s desire to minimize AMT adjustments related to IDC, state tax considerations, potential legislative developments (many with retroactive effect) and unique events that may occur in a given year (such as COD related to bond exchanges and buybacks).

Since the annual election under IRC Section 59(e) to capitalize or expense IDC is made with a timely filed federal income tax return (including extensions of time to file returns), the Company has until the extended due date of its federal income tax return or potentially 8 ½  months after year end to refine its decision regarding this annual election.  These facts, often unknown when the financial statements are prepared, can alter the Company’s initial decision regarding whether and how much IDC to capitalize or expense on its tax return.

* * * * *

1021 Main (One City Centre) Suite 2626 Houston, Texas 77002 Tel 713-351.3000 Fax 713.351.3300 www.energyxxi.com

Securities and Exchange Commission

June 24, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact T. Mark Kelly or Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-4592 or (713) 758-2977, respectively.

Very truly yours,

ENERGY XXI (BERMUDA) LIMITED

By:	/s/ David West Griffin
Name:	David West Griffin
Title:	Chief Financial Officer

Enclosures

cc: